EXHIBIT 4.2
STOCK POSITION MANAGEMENT AGREEMENT
     THIS STOCK POSITION MANAGEMENT AGREEMENT, dated as of the ___ day of October, 2008 (this “Agreement”), is made by and between The Ensign Group, Inc., a Delaware corporation (the “Ensign”) and Terri M. Christensen, an individual (the “Shareholder”) with reference to the following facts and intentions:
WITNESSETH:
     A. Concurrently with the execution of this Agreement, Shareholder has received approximately 1,854,500 shares of Ensign Common Stock (the “Shares”) from The Christensen Family Trust dated 10/24/05 (the “Trust”), making Shareholder the owner of approximately 9.2% of the outstanding shares of Ensign’s common stock as of the date hereof.
     B. Shareholder and Ensign mutually desire to set forth certain agreements with respect to the disposition of the Shares into the marketplace.
     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:
TERMS AND CONDITIONS:
     1. Term. The term of this Agreement shall be for two (2) years from the date of this Agreement, at the conclusion of which it shall automatically, and without further notice from either party, expire.
     2. Volume Control.
          a. Sales of Small Lots. Ensign agrees that Shareholder may sell, at her sole discretion, lots of Shares not exceeding Two Thousand Five Hundred (2,500) Shares per trading day at any time and by any lawful method.
          b. Sales of Large Lots. Ensign and Shareholder acknowledge that uncontrolled sales of large lots of Ensign shares are not in the best interests of Shareholder or Ensign. In the event Shareholder intends to sell more than Two Thousand Five Hundred (2,500) Shares (a “Large Lot”) in a single transaction or order, Shareholder and Ensign accordingly agree that Shareholder will not (i) sell during any single trading day more than twenty percent (20%) of the 50-day average daily trading volume for Ensign shares as published by NASDAQ.com (the “Average Daily Trading Volume”), or (ii) sell during any thirty (30) day period more than a combined total of one hundred fifty percent (150%) of the Average Daily Trading Volume. In all events, when selling a Large Lot Shareholder agrees to sell only through the block trading desk of a brokerage firm which makes a market in Ensign shares or through a brokerage firm designated by Ensign.
     2. Secondary Offering; Co-Sale Right. As additional consideration for Shareholder’s covenants in Section 1 and elsewhere in this Agreement, in the event that any of Ensign’s executives individually holding five percent (5%) or more of Ensign’s outstanding shares (either individually or through entities controlled by any of them) are hereafter scheduled to participate as selling stockholders in a secondary public offering pursuant to a registration statement filed by Ensign (a “Secondary Offering”), Ensign will notify Shareholder of such

Secondary Offering prior to its completion and shall offer to allow Shareholder to participate, on a pro-rata basis relative to the other Secondary Offering participants, in such Secondary Offering.
          3. Miscellaneous.
          A. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns.
          B. Severability. In the event any covenant, term, condition or provision of this Agreement shall be deemed by a court of competent jurisdiction to be illegal, void or against public policy, such provision shall be severed from this Agreement and the remaining terms, conditions and provisions hereof shall remain in full force and effect to the extent permitted by law.
          C. Construction. This Agreement has been negotiated by the parties and both are responsible for its drafting. The parties mutually agree that this Agreement shall be construed neither for nor against either party, but in accordance with the plain language and intent hereof.
          D. No Unintended Beneficiaries. This Agreement is solely between the parties hereto, and shall not create any right or benefit in any third party, including without limitation any creditor, agent, contractor, employee or affiliate of Ensign or Shareholder.
          E. Integration and Amendment. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes any and all prior oral or written agreements between the parties with respect to the subject matter hereof. No modification or amendment hereto shall be valid or binding upon either party unless such amendment or modification is in writing and duly executed by the parties.
          F. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts or by facsimile, each of which when so executed and delivered shall be an original, and all of which together shall constitute one and the same instrument.
          G. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware as applied to contracts made and performed entirely in such state.
     In Witness Whereof, the parties hereto have duly executed and delivered this Agreement as of the date first written above.

Ensign:	Shareholder:

The Ensign Group, Inc., a Delaware corporation
By:
Gregory K. Stapley	Terri M. Christensen, Individually
Vice President & General Counsel

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